

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

February 23, 2009

VIA U.S. MAIL AND FAX (408) 635-4985

Mr. Mark J. Gallenberger
Vice President and Chief Financial Officer
LTX-Credence Corporation
1421 California Circle
Milipitas, California 95035

      **Re: LTX-Credence Corporation
              Form 10-K for the year ended July 31, 2008
              Filed October 14, 2008
              File No. 000-10761**

Dear Mr. Gallenberger:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2008

Financial Statements, page 35

Note 2. Summary of Significant Accounting Policies, page 39

Revenue Recognition, page 40

1.   We note that certain of your sales to customers include payment terms tied to customer acceptance. We also note that when the portion of the payment is 20% or less, the revenue is only deferred on the percentage of the holdback, but when the portion is greater than 20%, the full value of the equipment is deferred until payment is received or written evidence of acceptance is delivered. Please address the following:
    *   Describe to us any undelivered performance obligations associated with the "holdback". Explain why some contracts have holdback of less than 20% and others have holdbacks of greater than 20%.
    *   Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition.
    *   Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.
    *   Refer to the guidance in SAB Topic 13.A.3b to support you accounting.

Form 10-Q for the Period Ended October, 31, 2008

Note 2. Summary of Significant Accounting Policies, page 6

Goodwill and Other Intangibles, page 12

2.   We note your disclosure that in connection with your goodwill impairment review you determined that your market capitalization was lower than both your stockholders' equity and your estimate of your enterprise value based on your discounted cash flow analysis as of October 31, 2008. We also note your disclosure with regards to that discounted cash flow analysis, that the underlying assumptions contemplate revenue levels and cost structures consistent with merger integration plans substantially above current levels. Please provide us with a summary of your analysis and your results of your step 1 and step 2 goodwill impairment tests, if applicable. Also further support how you were able to conclude that there was no impairment of goodwill at October 31, 2008. Refer to the guidance in SFAS 142 as necessary to support your conclusion.

Note 4. Segment Reporting, page 16

3.   We note your disclosure that you reassessed your segment reporting following the merger and determined that you continue to operate predominately in one industry segment.

Please tell us the primary factors you considered in making this determination in light of the fact that you have "two distinct reporting units" under SFAS 142 for purposes of your goodwill analysis, as well as your recent presentation that you filed as an exhibit to your Form 8-K on October 8, 2008 that discusses your "segment focus" and discusses what appears to be 4 business segments. Please reference the appropriate guidance in SFAS 131 as part of your response.

4.   SFAS 131 requires disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or investments. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as appropriate.

Note 7. Accrued Expenses, page 17

5.   We note the significant increase in accrued expenses from July 31, 2008 to October 31, 2008. Please discuss the nature of "accrued vendor liability" and any material items included in "other accrued expenses." Revise future filings to clarify.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Accounting Branch Chief